SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        -------------------------

                                FORM 11-K

                              ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                For the fiscal year ended December 31, 2002

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934.

           For the transition period from ____________ to _____________


                      Commission file number:  0-25929

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Thomasville Bancshares, Inc.
                          301 North Broad Street
                        Thomasville, Georgia 31792


REQUIRED INFORMATION

(a) Financial Statements for the Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan

       (i)    Independent Auditors' Report
       (ii) Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001
       (iii) Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001
       (iv)   Notes to Financial Statements
       (v)    Schedule of Assets Held at December 31, 2002 and 2001

(b)    Exhibits

       No exhibits are filed with this annual report.



                                SIGNATURES


	Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              THOMASVILLE BANCSHARES, INC.
                              401(k) PROFIT SHARING PLAN

                              By: Thomasville Bancshares, Inc.,
                                  as Plan Administrator

                                  /s/ Stephen H. Cheney
                                  -----------------------------
                                  Stephen H. Cheney
                                  President and Chief Executive Officer



Date:  November 12, 2003



===============================================================================
THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                      Page
                                                                      ----

INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS FOR
  THE YEARS ENDED DECEMBER 31, 2002 AND 2001:

   Statements of Net Assets Available
     for Benefits as of December 31, 2002 and 2001                      2

   Statement of Changes in Net Assets Available for
     Benefits for the Years Ended December 31, 2002 and 2001            3

   Notes to Financial Statements                                       4-6

SUPPLEMENTAL SCHEDULE:

   Schedule of Assets Held at December 31, 2002 and 2001                7


===============================================================================

                         INDEPENDENT AUDITORS' REPORT


To the Administrative Committee and Participants
Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan
Thomasville, Georgia

We have audited the accompanying statements of net assets available for benefits of the Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


                                   /s/ Francis and Company, CPAs


Atlanta, Georgia
September 8, 2003



===============================================================================
THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


                                                2002           2001
                                             ----------     ----------
ASSETS:
    Investments at fair value                $  301,894     $  269,650
                                             ----------     ----------

    Receivables:
       Participant                                7,102          3,437
       Employer                                   1,226            734
                                             ----------     ----------

          Total receivables                       8,328          4,171
                                             ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS            $  310,222     $  273,821
                                             ==========     ==========



See notes to financial statements.


===============================================================================
THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

                                                2002           2001
                                             ----------     ----------
ADDITIONS:
    Ivestment (loss) income:
       Net depreciation
         in fair value of investments        $  (63,574)    $  (40,300)
       Interest                                     523            122
       Dividends                                  4,249          5,514
                                             ----------     ----------

          Net investment loss                $  (58,802)    $  (34,664)
                                             ----------     ----------

    Contributions:
       Participant                           $   61,359     $   37,162
       Employer                                  40,549         36,553
       Rollover (Participant)                       414         -  -
                                             ----------     ----------

          Total additions                    $  102,322     $   73,715
                                             ----------     ----------

DEDUCTIONS:

    Benefits paid to participants            $   -  -       $   10,087
    Administrative expenses (Note 2)              2,948          3,212
                                             ----------     ----------

          Total deductions                   $    2,948     $   13,299
                                             ----------     ----------

INCREASE IN NET
  ASSETS AVAILABLE FOR BENEFITS              $   40,572     $   25,752

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                           269,650        248,069
                                             ----------     ----------

    End of year                              $  310,222     $  273,821
                                             ==========     ==========



See notes to financial statements.


===============================================================================
THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

1.     DESCRIPTION OF THE PLAN

The following summary of certain provisions of the Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the summary Plan description and the Plan document for complete information.

GENERAL - The Plan is a qualified defined contribution retirement plan commonly referred to as a 401(k) Plan. Generally, employees who have completed one year of service, who have been credited with at least 1,000 hours of service, and who have attained the age of 21 years, are eligible to participate in the Plan.

PARTICIPANT CONTRIBUTIONS - Employees may elect to contribute to the Plan any amount up to 15% of their "before-tax" earnings, provided it does not exceed the maximum allowable amount specified under Section 415(c) of the Internal Revenue Code as adjusted from time to time. The maximum allowable amount for the years ended December 31, 2002 and 2001 is $11,000 and $10,500, respectively.

EMPLOYER CONTRIBUTIONS - Under the Plan's terms, the employer is not required to contribute to the Plan. In each Plan year, the employer may contribute up to 50% of each participant's initial contribution of 2% of his or her salary. Additionally, the employer may contribute a discretionary profit sharing contribution, which will be allocated to all eligible participants based on their compensation as a percent of total compensation of all eligible participants.

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the employer's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts may be charged with fees for the administration of the Plan.

WITHDRAWALS - Under the terms of the Plan, a participant may make a withdrawal for reasons of economic hardship before attaining age 591/2. Upon attaining age 591/2, participants may withdraw their entire account balance.

VESTING - Employee and rollover contributions are fully vested upon entering the Plan. Employer contributions vest at the following rates:

               Years of Service                 Vesting Percentage
               ----------------                 ------------------
               Less than two                             0
               Two but less than three                  20
               Three but less than four                 40
               Four but less than five                  60
               Five but less than six                   80
               Six or more                             100

PARTICIPANT LOANS - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of the vested portion of their account balances, subject to certain restrictions. Loan maturity is up to 5 years except for the purchase of a primary residence, where longer maturities are possible. The loan is secured by the balance in the participant's account and bears interest at the market rate.

FORFEITURES - Forfeited balances of terminated participants' nonvested accounts are reallocated among remaining participants.


2.     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

ACCOUNTING ESTIMATES - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan participants and changes therein. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES - The Plan provides various investment options. The Plan's mutual funds invest in various securities including U.S. Government securities, corporate debt instruments, and corporate common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of Net Assets Available for Benefits.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

BENEFIT PAYMENTS - Distributions to Plan participants are recorded when paid.

EXPENSES - Administrative expenses are either paid by the Plan and allocated to each participant when paid or paid by the employer. To date, all Plan expenses have been paid by the employer.


3.     INVESTMENTS

Plan participants may elect to contribute to any or all eight investment vehicles that are part of the MainStay family of funds. If a Plan participant borrows from the Plan, then he or she is, in effect, also participating in the investment vehicle of loans. Generally, Plan accounts are credited when contributions are made and/or when gains on investments are recognized. Conversely, Plan accounts are charged (debited) when funds are withdrawn and/or when losses on investments are recognized.

The following investments were held for the benefits of the participants at December 31, 2002 and 2001:

                                                   December 31,
                                             -------------------------
                                                2002           2001
                                             ----------     ----------
     Capital Appreciation Fund               $   86,763     $   86,385
     Value Fund                                  37,208         38,119
     Convertible Fund                            24,721         22,793
     Total Return Fund                           72,463         72,095
     High Yield Corporate Bond Fund              19,894         16,321
     Government Fund                             31,036         18,918
     Money Market Fund                           15,127          2,769
     NY Life Guaranteed Interest Contract         7,761          3,753
     Participant Loans                            6,921          8,497
                                             ----------     ----------
        Total Investments                    $  301,894     $  269,650
                                             ==========     ==========

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(63,574) and $(40,300), respectively, as follows:

                                              Year Ended December 31,
                                             -------------------------
                                                2002           2001
                                             ----------     ----------
     FUNDS
     -----
     Capital Appreciation Fund               $  (34,608)    $  (24,539)
     Value Fund                                 (10,283)        (1,124)
     Convertible Fund                           (15,560)       (11,169)
     Total Return Fund                           (2,698)        (1,654)
     High Yield Corporate Bond Fund              (2,033)        (1,777)
     Government Fund                              1,329           (170)
     Money Market Fund                            -  -           -  -
     NY Life Guaranteed Interest Contract           279            133
     Loans to participants                        -  -           -  -
                                             ----------     ----------
        Total Investments                    $  (63,574)    $  (40,300)
                                             ==========     ==========


4.     TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, in the event of Plan termination, participants will become 100% vested in their accounts and the assets of the Plan shall be distributed to participants and beneficiaries based on their individual accounts as of the termination date.


5.     FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on November 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed and presented, was in compliance with the applicable requirements of the Internal Revenue Code.


===============================================================================
SUPPLEMENTAL SCHEDULE

THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
Assets Held at December 31, 2002 and 2001
-------------------------------------------------------------------------------

                                                2002           2001
                                             ----------     ----------
                                                  Current            Current
                                          Units    Value     Units    Value
                                         ------  ---------   -----  ---------
   Capital Appreciation Fund              3,976  $  86,763   2,875  $  86,385
   Value Fund                             1,860     37,208   2,088     38,119
   Convertible Fund                       2,326     24,721   1,977     22,793
   Total Return Fund                      4,630     72,463   3,868     72,095
   High Yield Corporate Bond Fund         3,863     19,894   2,868     16,321
   Government Fund                        3,609     31,036   2,285     18,918
   Money Market Fund                     15,127     15,127   2,769      2,769
   NY Life Guaranteed Interest Contract   7,752      7,761   3,741      3,753
   Participant Loans                          1      6,921       1      8,497
   Receivables                            -  -       8,328   -  -       4,171
                                         ------  ---------   -----  ---------
      Totals                              N/A    $ 310,222    N/A   $ 273,821
                                         ======  =========   =====  =========

Note that the number of units/shares were rounded to the nearest whole number.